                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   1  )*
                                            -----


                             J.C. NICHOLS COMPANY
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                               (Name of Issuer)


                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                        (Title of Class of Securities)


                                   653777102
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                                (CUSIP Number)



                         INTRUST BANK, N.A.
                         105 NORTH MAIN STREET
                         WICHITA, KANSAS  67201
                         ATTENTION:  PHILLIP J. OWINGS, SENIOR VICE PRESIDENT
                         (316)383-1111
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               FEBRUARY 25, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

CUSIP NO. 653777102                                                     PAGE 2

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      INTRUST Bank, N.A., as trustee of the J.C. Nichols Company
      Employee Stock Ownership Trust

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4

      Not applicable
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,390,003
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          (see Item 5(b), below)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

                          (see Item 5(b), below)
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,390,003
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                    [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      30.7%
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      TYPE OF REPORTING PERSON
14

      BK, CO, EP
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

                                 SCHEDULE 13D

CUSIP NO. 653777102                                                     PAGE 3

     This Amendment No. 1 to Schedule 13D amends the initial statement on
Schedule 13D (the "Initial Schedule 13D") relating to the common stock, par value $0.01 per share ("Common Stock"), of J. C. Nichols Company, a Missouri corporation (the "Company"), as filed by Intrust Bank, N.A., as trustee of the
J. C. Nichols Company Employee Stock Ownership Trust (the "ESOT"), with the Securities and Exchange Commission (the "Commission") on October 24, 1997. Capitalized terms used herein without definition have the same meaning as that ascribed to them in the Initial Schedule 13D.

                         ITEM 4. PURPOSE OF TRANSACTION
                         ------------------------------

Item 4 of the Initial Schedule 13D is hereby amended to include the following:

     The stock purchase agreement effective September 24, 1997 (the "Stock Purchase Agreement"), by and between the ESOT and Bosfield, L.L.C., an Indiana limited liability company ("Bosfield"), automatically terminated in accordance
with its terms on December 23, 1997.   Accordingly, the transactions
contemplated by the Stock Purchase Agreement were not consummated.

     On February 25, 1998, Trustee exercised its rights under the Company's Bylaws and delivered notice to the Company that Trustee was nominating three individuals as candidates for election to the Board of Directors of the Company at the Annual Meeting of Shareholders of the Company to be held on April 27, 1998. A copy of this notice, including consents and biographical information for each nominee, is attached hereto as Exhibit 5 and incorporated herein by reference.

     Trustee plans to continue to take those actions that it may deem necessary to achieve liquidity in the ESOT's assets on behalf of Plan participants. Trustee's current plan for achieving this objective may include further discussions with the Board of Directors and management of the Company, discussions with other shareholders of the Company, and the possibility of calling a special meeting of the shareholders of the Company for the purpose of proposing actions to be voted upon by the shareholders of the Company at such meeting. The proposed actions at any such shareholder meeting may include removal of cumulative voting provisions from the Company's Bylaws, removal of various members of the Board of Directors of the Company, and other actions as Trustee deems necessary to propose in order to accomplish its objective as described above.

                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                  --------------------------------------------

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) As reported in the Company's Report on Form 10-Q for the quarter ended October 31, 1997, 4,529,357 shares of the Common Stock were issued and outstanding on October 31, 1997. Trustee, solely as trustee of the ESOT, presently has beneficial ownership of 1,390,003 shares of the Common Stock, or approximately 30.7% of the issued and outstanding shares of the Common Stock.

     (b) Trustee, as trustee of the ESOT, has the sole power to vote 1,390,003 shares of the Common Stock. Trustee has the power to dispose of such shares subject to and controlled by Sections 6.2 and 6.12 of the Trust Agreement, by other applicable provisions of the Trust and Plan documents, and by applicable
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                                 SCHEDULE 13D

CUSIP NO. 653777102                                                     PAGE 4

provisions of the Employee Retirement Income Security Act, as amended. In this regard, Trustee is required to obtain an advisory opinion from the Board of Directors of the Company prior to selling shares of Common Stock pursuant to an unsolicited offer.

     (c) The sole transaction in the Common Stock effected by Trustee or the ESOT during the past 60 days is the distribution on January 22, 1998, of 230 shares of the Common Stock to a participant in the Plan pursuant to the terms of the ESOT and the Plan.

     (d) The shares of Common Stock held by the ESOT are held for the benefit of the participants in the Plan.

     (e)  Not applicable.

               ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               --------------------------------------------------
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
             ------------------------------------------------------

Item 6 of the Initial Schedule 13D is hereby amended to include the following:

     The Stock Purchase Agreement automatically terminated in accordance with its terms on December 23, 1997.

                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                   -----------------------------------------

Item 7 of the Initial Schedule 13D is hereby amended to include the following:

     The following Exhibit 5 is attached hereto.

     Exhibit 5. Letter dated February 24, 1998, from Trustee to the Company, nominating three candidates for election to the Company's Board of Directors and including consents and biographical information for each nominee.

                                 SCHEDULE 13D

CUSIP NO. 653777102                                                     PAGE 5

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Dated: February 25, 1998


                                INTRUST Bank, N.A., as Trustee of the J. C.
                                Nichols Company Employee Stock Ownership Trust


                                By:  /s/ Phillip J. Owings
                                     Phillip J. Owings, Senior Vice President